                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3

                             -------------------

  TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                       1934 AND RULE 13e-3 THEREUNDER
                               (RULE 13e-100)

                              (Amendment No. 2)

                             Travelocity.com Inc.
                               (Name of Issuer)

                             Travelocity.com Inc.
                    (Name of Person(s) Filing Statement)

                  Common Stock, par value $0.001 per share
                      (Title of Class of Securities)

                                893953-109
                   (CUSIP Number of Class of Securities)

                             -------------------

                              Terrell B. Jones
                   President and Chief Executive Officer
                            Travelocity.com Inc.
                          15100 Trinity Boulevard
                          Fort Worth, Texas 76155
                              (817) 785-8000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                             with copies to:

                           Don M. Glendenning
                             Toni Weinstein
                        Locke Liddell & Sapp LLP
                      2200 Ross Avenue, Suite 2200
                          Dallas, Texas  75201
                             (214) 740-8000

    This statement is filed in connection with (check the appropriate box):

    a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b.  / /   The filing of a registration statement under the Securities Act of 1933.

    c.  /X/  A tender offer.

    d.  / /  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

    Check the following box if the filing is a final amendment reporting the results of the transaction: / /

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
          Transaction Value                      Amount of Filing Fee
--------------------------------------------------------------------------------
           $490,944,860(1)                          $45,166.93(2)
--------------------------------------------------------------------------------

(1) The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc. at a purchase price of $28.00 per Share, net to the seller in cash.
Such number of Shares assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to options to purchase 2,515,904 Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

/X/     Check box if any part of the fee is offset as provided by Exchange
Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,166.93  Filing Party:  Travelocity Holdings Sub Inc.
                                                   Sabre Holdings Corporation

Form or Registration No.:  SC TO-T    Date Filed:  March 5, 2002($37,101.40)
                           SC TO-T/A               March 18, 2002 ($8,065.53)

    This Amendment No. 2 is filed by Travelocity.com Inc., a Delaware corporation (the "Company"). The filing person is the subject company. This Amendment No. 2 amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by the Company on March 18, 2002, as amended by Amendment No. 1 thereto, dated March 28, 2002 (as amended, the "Schedule 13E-3"), relating to the tender offer by Travelocity Holdings Sub Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company at a purchase price of $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated March 5, 2002, as supplemented by the Supplement thereto, dated March 18, 2002, and in the related revised Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "Offer").

    Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Schedule 13E-3.

Item 12.  The Solicitation or Recommendation.

    Reference is made to the information set forth in under Item 4 in Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission by the Company on April 4, 2002, which is incorporated herein by reference.

Item 16.  Exhibits.

    Item 16 of the Schedule 13E-3 is hereby supplemented as follows:

Exhibit No.    Description
-----------    -----------
(a)(26)        Amendment No. 2 to Solicitation/Recommendation Statement on
               Schedule 14D-9, dated April 4, 2002 (incorporated herein by reference to Amendment No. 2 to Solicitation/Recommendation
               Statement on Schedule 14D-9 filed by the Company on April 4,
               2002).

(a)(27)        Amendment No. 3 to Tender Offer Statement on Schedule TO, dated
               March 26, 2002 (incorporated herein by reference to Amendment
               No. 3 to Tender Offer Statement on Schedule TO filed by Parent and the Purchaser on March 26, 2002).

(a)(28)        Amendment No. 4 to Tender Offer Statement on Schedule TO, dated
               March 29, 2002 (incorporated herein by reference to Amendment
               No. 4 to Tender Offer Statement on Schedule TO filed by Parent and the Purchaser on March 29, 2002).

                                   SIGNATURE

    After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 TRAVELOCITY.COM INC.

                                 By: /s/ Terrell B. Jones
                                    --------------------------------------------
                                    Name:  Terrell B. Jones
                                    Title: President and Chief Executive Officer

Dated:  April 4, 2002